UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 26, 2017

UNITED COMMUNITY BANKS, INC.

(Exact name of registrant as specified in its charter)

Georgia	No. 001-35095	No. 58-1807304
(State or other jurisdiction of	(Commission File Number)	(IRS Employer
incorporation)		Identification No.)

125 Highway 515 East
Blairsville, Georgia 30512
(Address of principal executive offices)

Registrant’s telephone number, including area code:
(706) 781-2265

Not applicable
(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company     ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      ☐

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On June 26, 2017, United Community Banks, Inc. (the “Company”), the holding company for United Community Bank, Blairsville, Georgia, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Four Oaks Fincorp, Inc. (“Four Oaks”), the holding company for Four Oaks Bank & Trust Company, Four Oaks, North Carolina. Under the Merger Agreement, Four Oaks will merge with and into the Company (the “Merger”) and Four Oaks Bank & Trust Company will merge with and into United Community Bank.

Under the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), outstanding shares of common stock, $1.00 par value per share of Four Oaks (“Four Oaks Common Stock”) will be converted into the right to receive (i) an amount of cash equal to $1.90 (the “Cash Consideration”) and (ii) 0.6178 shares of the Company’s common stock, $1.00 per value per share (“UCBI Stock”) together with cash in lieu of any fractional shares (the “Stock Consideration”, and with the Cash Consideration, the “Merger Consideration”). As of June 26, 2017, Four Oaks had 6,771,359 shares of Four Oaks Common Stock outstanding. The Merger Agreement also includes provisions that address the treatment of the outstanding equity awards of Four Oaks in the Merger. The parties anticipate closing the Merger during the fourth quarter of 2017.

The Merger Agreement has been unanimously approved by the boards of directors of each of the Company and Four Oaks. The closing of the Merger is subject to the required approval of Four Oaks’ shareholders, requisite regulatory approvals, the effectiveness of the registration statement to be filed by the Company with respect to the UCBI Stock to be issued in the Merger, and other customary closing conditions.

The Merger Agreement contains usual and customary representations and warranties that the Company and Four Oaks made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between the Company and Four Oaks, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between the Company and Four Oaks rather than establishing matters as facts.

The Merger Agreement provides certain termination rights for both Four Oaks and the Company and further provides that a termination fee of $4 million will be payable by Four Oaks upon termination of the Merger Agreement under certain circumstances, including if Four Oaks or the Company terminates the Merger Agreement under certain circumstances while an Acquisition Proposal is outstanding or after such an offer has been accepted. In the event the Company terminates the Merger Agreement after an Adverse Recommendation Change but is not entitled to the termination fee discussed above, Four Oaks must pay the Company an amount equal to all out-of-pocket expenses (including all fees and expenses of financing sources, counsel, accountants, investment bankers, experts and consultants) actually and reasonably incurred by the Company with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the complete text of such document, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated herein by reference. The related press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Participants in the Merger Solicitation.

The Company and Four Oaks, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Four Oaks in respect of the Merger. Information regarding the directors and executive officers of the Company and Four Oaks and other persons who may be deemed participants in the solicitation of the shareholders of Four Oaks in connection with the Merger will be included in the proxy statement/prospectus for Four Oaks’ special meeting of shareholders, which will be filed by the Company with the SEC. Information about the Company’s directors and executive officers can also be found in the Company’s definitive proxy statement in connection with its 2017 annual meeting of shareholders, as filed with the SEC on March 24, 2017, and other documents subsequently filed by the Company with the SEC. Information about Four Oaks’ directors and executive officers can also be found in Four Oaks’ definitive proxy statement in connection with its 2017 annual meeting of shareholders, as filed with the SEC on April 17, 2017, and other documents subsequently filed by Four Oaks with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the Merger filed with the SEC when they become available.

Item 8.01	Other Events.

The Company has posted on the “Investor Relations” page of its website (http://www.ucbi.com) supplemental information related to the Merger. A copy of the supplemental information is filed as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibit. The Company is not undertaking any obligation to update this supplemental information.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated June 26, 2017, by and between United Community Banks, Inc. and Four Oaks Fincorp, Inc.*

99.1	Press release dated June 27, 2017 announcing the Merger Agreement with Four Oaks Fincorp, Inc.

99.2	Supplemental Information dated June 27, 2017

*	The registrant has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a copy of any omitted schedule or similar attachment to the United States Securities and Exchange Commission upon request.

Cautionary Statements Regarding Forward-Looking Information.

This Current Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the Merger, the expected returns and other benefits of the Merger to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the Merger on the Company’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the time frames expected or at all, or may be more costly to achieve; that the Merger may not be timely completed, if at all; that prior to completion of the Merger or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder, or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the Merger; diversion of management time to Merger-related issues; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the Company’s Form 10-K for the year ended December 31, 2016 and other documents subsequently filed by the Company with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither the Company nor Four Oaks undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report on Form 8-K, the exhibits hereto or any related documents, the Company and Four Oaks claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information and Where to Find It.

This communication is being made in respect of the Merger involving the Company and Four Oaks. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the Merger, the Company will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement/prospectus for the shareholders of Four Oaks. The Company also plans to file other documents with the SEC regarding the Merger with Four Oaks. Four Oaks will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The proxy statement/prospectus, as well as other filings containing information about the Company and Four Oaks, will be available without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and other documents filed with the SEC in connection with the Merger can also be obtained, when available, without charge, from the Company’s website (http://www.ucbi.com) and Four Oaks’ website (http://www.fouroaksbank.com).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

UNITED COMMUNITY BANKS, INC.

By:	/s/ Jimmy C. Tallent
Name:	Jimmy C. Tallent
Title:	Chairman and Chief Executive Officer

Date: June 27, 2017

INDEX TO EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated June 26, 2017, by and between United Community Banks, Inc. and Four Oaks Fincorp, Inc.*

99.1	Press release dated June 27, 2017 announcing the Merger Agreement with Four Oaks Fincorp, Inc.

99.2	Supplemental Information dated June 27, 2017

*	The registrant has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a copy of any omitted schedule or similar attachment to the United States Securities and Exchange Commission upon request.